SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/14/13


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,950,346

8. SHARED VOTING POWER
559,994

9. SOLE DISPOSITIVE POWER
2,510,340
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,510,340

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.34%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed September 24,2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
On September 24, 2012, the filing persons filed an initial Schedule 13D.

On September 27, 2012, the filing persons filed an amendment to Schedule 13D in which they stated that they "intend to do everything they can that is legal and ethical to permit them to sell their shares of GCH at or close to NAV."

On November 26, 2012, GCH issued a press release in which it announced, among other things its intent to commence a tender to acquire in exchange for cash up to 70% of GCH's outstanding shares. As of that date, the filing persons owned 5.37% of the outstanding shares. Immediately after the November 26, 2012 announcement, the filing persons determined to take no further action since they intend to tender all of their shares.

All of the shares acquired by the filing persons since November 26, 2012 have been acquired on their behalf by Brooklyn Capital Management, LLC, a registered investment advisor, solely for the purpose of tendering them and not for the purpose of changing or influencing control of GCH or for any other purpose.

The filing persons intend to file a Schedule 13G to reflect this change in their intention.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 28, 2012 there were 24,268,012 shares of common stock outstanding as of June 30, 2012 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,510,340 shares of GCH or 10.34% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 12/26/12 the following shares of GCH were purchased:

Date		        Shares		Price
12/26/12		8,559		12.6400
12/27/12		30,000		12.6200
01/02/13		17,800		13.2570
01/03/13		14,388		13.2123
01/07/13		25,300		13.1300
01/08/13		2,500		13.0192
01/09/13		55,200		13.2300
01/10/13		5,000		13.3000
01/11/13		29,037		13.2093
01/14/13		50,000		13.2995
01/15/13		30,400		13.2589
01/15/13		7,000		13.2647
01/16/13		37,800		13.2300
01/18/13		35,000		13.3344






d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/22/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos